FOR IMMEDIATE RELEASE           Contact:  Julia Humphreys
July 7, 1998                              Public Relations
                                          Halliburton Company
                                          (713) 676-3875


                   HALLIBURTON AWARDED WELL SERVICES CONTRACT
                          BY PHILLIPS PETROLEUM NORWAY

DALLAS, Texas -- Halliburton AS, the Norwegian division of Halliburton Company's (NYSE: HAL) Halliburton Energy Services business unit, has been awarded a contract to provide Phillips Petroleum Norway with zonal isolation and pumping services for the entire Ekofisk field area in the North Sea. The initial contract is for a five-year period and includes an option for an additional five years.

         The work will be managed from Halliburton's Tananger, Norway office and will involve approximately 50 employees. Engineering, procurement of materials and equipment, offshore operations and laboratory services are all included in the agreement. The purchase of goods and services from local Norwegian companies will account for roughly 60% of the value of the contract.

         "Halliburton is dedicated to technological leadership, as well as operational excellence, and I believe this focus is reflected by Halliburton being awarded this contract," said Dave Lesar, president and chief operating officer, Halliburton Company. "During our 20-year history with Phillips
Petroleum Norway, we have developed a strong alliance. Halliburton values its relationship with Phillips, and we look forward to working on the Ekofisk project."

         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services. Halliburton Energy Services provides products, services and integrated solutions for oil and gas exploration, development and production. Halliburton AS currently employs a staff of more than 1,250 in Norway. The company has been involved in the Norwegian petroleum industry for more than 25 years.

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